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                                                                      EXHIBIT 4

                              Investor Contact:   Paul Russell   (805) 563-7188
                              Media Contact:      Lance Ignon    (805) 563-6975



             TENET HEALTHCARE ANNOUNCES EFFECT OF VENCOR REORGANIZATION

     SANTA BARBARA, CALIF. -- MAY 6, 1998 -- Tenet Healthcare Corp. (THC:
NYSE, PSE) released the following information today to clarify the terms of its 6% Exhangeable Subordinated Notes due 2005 as they relate to the recent reorganization of Vencor, Inc., now called Ventas, Inc.

     On May 1, 1998, Vencor reorganized into two companies, Ventas and newly formed Vencor, Inc., and shares in the new Vencor were distributed on a one-to-one basis to Ventas shareholders. Prior to the reorganization, Tenet owned 8,301,067 Vencor shares. Post-reorganization, Tenet owns 8,301,067 Ventas shares and 8,301,067 new Vencor shares.

     Prior to the reorganization, each $1,000 principal amount of Tenet's Exchangeable Subordinated Notes was exchangeable into 25.9403 shares of old Vencor, which is equivalent to an exchange price of $38.55 per old Vencor share. Given the reorganization, the indenture underlying the Notes requires Tenet to retain the Ventas shares and to direct the escrow agent to sell the newly received Vencor shares for cash and hold the net cash proceeds in escrow for delivery upon exchange of the Notes.


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     Since Tenet may be deemed to be an "affiliate" of new Vencor, Tenet intends to sell the new Vencor shares in compliance with the volume and other restrictions of Rule 144 of the Securities Act of 1933 until such time that it is no longer deemed to be an "affiliate." The volume restrictions of Rule 144 limit Tenet's sales of new Vencor shares during any three-month period to the greater of 1 percent of the outstanding shares of new Vencor (approximately 670,000 shares), or the average weekly trading volume of the common stock of new Vencor achieved during the preceding four weeks of trading.

     At such time that Tenet is no longer deemed to be an "affiliate" of new Vencor, it intends to sell all of its remaining shares in one or more transactions. Following the sale of all of Tenet's new Vencor shares, each $1,000 principal amount of Notes will be exchangeable into 25.9403 shares of Ventas and cash equal to the average net sale price for Tenet's block of Vencor shares multiplied by 25.9403 shares. Tenet will announce the average net sale price after the sale of all the shares is completed.

     Based in Santa Barbara, Calif., Tenet Healthcare, through its subsidiaries, owns and operates 123 acute care hospitals and numerous related healthcare services from coast to coast. The company employs 106,000 people serving communities in 18 states.

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